

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Mr. Jack Namer
Chief Executive Officer
Eye on Media Network, Inc.
1500 NW 65th Avenue
Plantation, FL 33313

   Re: **Eye on Media Network, Inc.**
      Amendment No. 2 to Form 8-K
      Filed April 11, 2014
      File No. 000-55035

Dear Mr. Namer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please have your independent registered auditor revise the reports in Exhibit 99.1 and Exhibit 99.2 to refer to the Company in the introductory paragraphs.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

2. We note your revised disclosure on pages 3 and 4. Please disclose the total ownership percentage of common stock held by Mr. Namer and Ms. Nalewaik in the company and Eye on South Florida, Inc. ("EOSF") immediately preceding and subsequent to the share exchange agreement.

3. Please disclose whether Mr. Namer considered, approached, or negotiated with any other companies or businesses for a business combination transaction with the company. Discuss why he decided to acquire his own company, EOSF, and what led him to that

decision on January 17, 2014. Explain the relationship between Mr. Namer's decision to designate and issue himself 50,000,000 shares of Series A preferred stock on January 10, 2014 (giving himself significant voting control over the company) and his decision to acquire EOSF on January 17, 2014. Also clarify why Mr. Namer believed that the business combination between two companies where he served as sole officer and director was fair to each company's shareholders.

Description of Business, Principal Products, Services, page 4

4. Please revise your disclosure to differentiate between the current status of your operations and your aspirations. Identify the products and services you currently provide and the extent to which you have provided those products and services to date. Clarify the nature of the content you have already produced, including whether it is mainly advertisements. To the extent you discuss products and services that are aspirational, identify them as such as explain the time and costs required to achieve these intended operations.

5. We note your revised disclosure on page 4 describing the types of media companies in which you intend to distribute your content. However, it appears your business with DIRECTV, DISH TV and the Roku network is aspirational at this time. If so, please revise accordingly by explaining it is your intention, rather than "EOMN will distribute its content…," to seek business with these media companies, and explain the costs of doing so. With respect to Comcast, we note your disclosure on page 7 indicating that Comcast, and possibly other distribution outlets, account for approximately of 20% of your total revenues. Accordingly, please advise or revise your disclosure about the reach of your content. In addition, disclose the material terms of your agreement with Comcast and file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

6. We note your response to comment 6. Please explain whether you have obtained intellectual property protection relating to your communication technology and equipment. If not, please revise to delete your description of this technology and equipment as "proprietary" here and elsewhere throughout the document.

Distribution Methods Of The Products and Services, page 5

7. We note your response to comment 7 and your revised disclosure listing the Rank Designated Market Area TV Homes. Instead, please revise your disclosure to clarify what products and services you are currently distributing via television and in what "high profile DMA's."

<u>Competitive Business Conditions and The Smaller Reporting Company's Position in The
Industry and Methods of Competition, page 6</u>

8. We note your response to comment 8 and that the sources you cite refer to general South
   Florida market conditions, such as tourism and other non-programming and non-media
   network operations. Please remove the citations and narratively explain the basis for
   your belief.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page
6</u>

<u>Revenues, page 7</u>

9. Please clarify how you generate revenues from distribution through other outlets.

<u>Security Ownership of Certain Beneficial Owners and Management, page 8</u>

10. Please revise to clarify that Mr. Namer currently has 10 votes per share of Series A
    preferred stock rather than 10 votes per share upon conversion of the Series A preferred
    stock.

<u>Exhibit 99.4</u>

11. We note your response to comment 16. Please tell us what you mean when you state in
    your response that the shares were issued at a 50% discount to present replacement
    market price. It appears that the value of the stock issued was for different amounts in
    each transaction. Please explain why. Tell us if you used the market value of the
    equipment or not. Also tell us why you did not record the intangible asset at the cost paid
    by your shareholder.

<u>Note 3 Property, Plant and Equipment, page 13</u>

12. We note your response to comment 20. Please include the accounting policy in your
    financial statements in the next amendment.

You may contact Michael Henderson, Staff Accountant, (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Clifford J. Hunt
        Law Office of Clifford J. Hunt, P.A.